

12060091



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8- 50602

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Think Equity LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 3rd floor
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Slacik (415) - 249 - 6319
(Area Code Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

5/2/12

# OATH OR AFFIRMATION

I, Frank Slacik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThinkEquity LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

pls. see attached



Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24TH day of February, 20 12, by
Date Month Year

(1) Francis K. Slacik,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________
Signature of Notary Public


ROSANNA NARCISO MIALL
Commission # 1831785
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2013

Place Notary Seal Above

### *OPTIONAL*

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
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KPMG

# THINKEQUITY LLC

Statement of Financial Condition and Supplementary Schedule

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

**THINKEQUITY LLC**

**Table of Contents**



**KPMG LLP**
Suite 1400
55 Second Street
San Francisco, CA 94105

## Report of Independent Registered Public Accounting Firm

The Member
ThinkEquity LLC:

We have audited the accompanying statement of financial condition of ThinkEquity LLC (the Company) as of December 31, 2011. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ThinkEquity LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the statement of financial condition, the Company has suffered recurring losses from operations and its parent has informed the Company that it no longer intends to fund the Company's operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

KPMG LLP

San Francisco, California
March 9, 2012

**THINKEQUITY LLC**

Statement of Financial Condition

December 31, 2011

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 7,151,009 |
| Receivables from brokers, dealers, and others | | 314,945 |
| Investment banking receivables | | 333,303 |
| Other receivables net of allowance of $56,363 | | 730,240 |
| Due from Parent | | 25,570 |
| Securities owned, at market | | 56,858 |
| Deposits with clearing broker | | 403,504 |
| Prepaid expenses | | 512,976 |
| Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $6,970,570) | | 2,207,253 |
| Lease deposits | | 1,265,084 |
| Total assets | $ | 13,000,742 |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Accounts payable | $ | 15,013 |
| Accrued employee compensation and benefits | | 3,263,068 |
| Other accrued expenses | | 3,586,874 |
| Due to Ultimate Parent | | 69,075 |
| Deferred revenue | | 806,000 |
| Deferred leasehold incentive allowance and deposits payable | | 32,214 |
| Total liabilities | | 7,772,244 |
| Member's equity | | 5,228,498 |
| Total liabilities and members' equity | $ | 13,000,742 |

See accompanying notes to statement of financial condition.

**(1) Description of Business**

ThinkEquity LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, investment banker, wealth manager, and provider of brokerage services with respect to equity and other securities. The Company is an introducing broker and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Panmure Gordon US Holdings LLC (the Parent), which is a wholly owned subsidiary of Panmure Gordon & Co. plc (the Ultimate Parent or Panmure). On March 31, 2007, Panmure acquired the Parent and its subsidiaries.

**(2) Going Concern Considerations, Management's Plans and Subsequent Events**

The Company has suffered losses from operations since its acquisition by Panmure in 2007 and has been dependent on Panmure to fund its operations and meet its capital requirements under SEC Rule 15c3-1. In February 2012, Panmure informed the Company that they would no longer commit to long–term funding. Accordingly, the Company may not meet their net capital requirements or be able to continue operations in the future. These factors raise substantial doubt about the Company's ability to continue as a going concern. On February 23, 2012 and on February 27, 2012 Panmure made capital contributions of $250,000 on each date, respectively, to provide short-term funding to ensure the Company continued to meet its net capital requirements under SEC rule 15c3-1.

On March 6, 2012, Panmure entered into a non-binding term sheet with certain members of management to transfer all of its equity interests in the Company to a new limited liability company, ThinkEquity Holdings, LLC (Think Holdings). Think Holdings was formed with capital contributions of $345,000 by Panmure and $250,000 each from two members of the Company's management. Panmure will retain an interest in Think Holdings. Consummation of the agreement is subject to execution of a definitive agreement and standard regulatory approvals.

On March 6, 2012, Think Holdings made a cash advance of $845,000 into the Company. Upon closing of the change in control transaction described above, Panmure Holdings US LLC will transfer all of the outstanding equity interests in the Company to Think Holdings in settlement of the cash advance received.

Management intends to continue operations and meet their net capital requirements until the change in control transaction with Think Holdings is consummated. The ability of the Company to continue as a going concern ultimately depends on its ability to achieve profitable operations or raise additional capital. Initiatives currently being put into effect by management include, but are not limited to, an attempt to raise additional capital; and changes to the compensation structure to lower fixed compensation and limit variable compensation.

The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the

amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

## (3) Summary of Significant Accounting Policies

### *(a) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with original or purchased maturities of less than three months to be cash equivalents. The Company also considers as cash equivalents such short-term investments that are readily convertible to known amounts of cash, or so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates.

### *(c) Securities Owned and Securities Sold, Not Yet Purchased*

The Company records securities transactions, including the related revenues and expenses, on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit (loss). All securities owned and securities sold, not yet purchased, are equity securities whose fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the Company's clearing broker.

### *(d) Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The Company performs a review for impairment losses when events or facts indicate the carrying amount may not be recoverable.

### *(e) Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, described in note 6, is the Company's best estimate of the amount of probable credit losses in the Company's existing receivables. The Company reviews the allowance for

doubtful accounts monthly. Each receivable over 90 days is individually reviewed for collectibility and a reserve for doubtful accounts is created, if necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

### (4) Receivables from Brokers, Dealers, and Others

Receivables, from brokers, dealers, and others, include unsettled inventory trades. There were no unsettled trades as of December 31, 2011. The Company's clearing broker provides short-term financing to the Company, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

### (5) Commitments and Contingencies

In the normal course of business there are various lawsuits, claims and contingencies pending against the Company which, in the opinion of management, will be resolved with no material impact on the Company's financial position or results of operations.

The Company is the subject of an arbitration claim filed with FINRA on March 24, 2010 by a former client of the Company's wealth management business in regards to auction rate securities owned by the client. The Company considers the claim to be without merit and intends to vigorously defend itself against the claim. As of December 31, 2011, the case has been setup for arbitration in April 2012, however, it is likely to be moved to Fall of 2012. In addition, the Company had an investigation by FINRA beginning in November 6, 2007 related to the Company's trading in a security, LanOptics Ltd. (LNOP), and a subsequent trade in that security on behalf of a customer. The focus of the inquiry appears to be on the Company's compliance with NASD Rule 2110, compliance with Regulation SHO and rules related to Order Audit Trail System (OATS) reporting. The resolution of this matter is expected in March 2012. Based on the Company's analysis under ASC 450 *Contingencies*, the Company has not established a reserve for these proceedings and does not believe the reasonably possible estimate of potential loss is material to the financial statements.

The Company entered into lease agreements in 2005 and 2007 in which it received a deferred incentive allowance for a period of time. The Company is amortizing the deferred incentive allowance on a straight-line basis over the life of the associated lease. As of December 31, 2011, the deferred incentive allowance was $0.

The Company leases office space and various types of furniture and equipment under noncancelable leases generally varying from one to six years, with certain renewal options for like terms.

### (6) Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts during 2011 was as follows:

| | | |
|---|---|---|
| Allowance for doubtful accounts, beginning balance | $ | 50,712 |
| Provision for doubtful accounts | | 10,308 |
| Amounts charged off | | (4,657) |
| Allowance for doubtful accounts, ending balance | $ | 56,363 |

## (7) Premises and Equipment

Premises and equipment consist of the following at December 31, 2011:

| | | |
|---|---|---|
| Software | $ | 717,889 |
| Computer equipment | | 2,188,117 |
| Furniture and equipment | | 2,619,710 |
| Leasehold improvements | | 3,652,107 |
| Total fixed assets | | 9,177,823 |
| Accumulated depreciation | | (6,970,570) |
| Total fixed assets, net of accumulated depreciation | $ | 2,207,253 |

## (8) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

## (9) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $1,617,779, which was $783,279 in excess of the minimum requirement.

Under the clearing arrangement with the clearing broker, Penson Financial Services, Inc., the Company is required to maintain net capital in accordance with SEC Rule 15c3-1. At December 31, 2011, the Company was in compliance with this net capital requirement. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

## (10) Related-Party Transactions

During 2011 the Parent contributed $5,174,467 in capital to the Company.

During 2011 the Company paid certain operating expenses of the Parent totaling $20,823 which was repaid. There is a payable to the Ultimate Parent of $69,075 primarily for commissions due to the Ultimate Parent. In addition, there is a receivable to the Company of $25,570 from the Parent.

**Schedule I**

## THINKEQUITY LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

| | | |
|---|---|---|
| Net capital: | | |
| Member equity | $ | 5,228,498 |
| Total members' equity qualified for net capital | | 5,228,498 |
| Deductions and/other charges: | | |
| Nonallowable assets: | | |
| Nonmarketable securities | | 56,858 |
| Investment banking receivables | | 333,303 |
| Other receivables | | 759,383 |
| Lease deposits | | 1,265,084 |
| Prepaid expenses | | 512,976 |
| Furniture, equipment, and leasehold improvements net of accumulated depreciation | | 2,207,253 |
| Total nonallowable assets | | 5,134,857 |
| Other additions and/or credits: | | |
| Discretionary bonus accruals | | 1,561,567 |
| Total additions | | 1,561,567 |
| Net capital before haircuts on securities positions | | 1,655,208 |
| Haircuts on securities (including undue concentration of $0) and cash equivalents | | 37,429 |
| Net capital | | 1,617,779 |
| Computation of alternative net capital requirement: | | |
| Minimum net capital required | | 834,500 |
| Excess net capital | $ | 783,279 |

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed with FINRA for December 31, 2011 is not required as no material differences exist.

See accompanying notes to statement of financial condition.